LandBridge Company LLC

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

May 6, 2024

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LandBridge Co LLC

Submission No. 3 to Draft Registration Statement on Form S-1

Submitted February 14, 2024

CIK No. No. 0001995807

Ladies and Gentlemen:

Set forth below are the responses of LandBridge Company LLC (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 6, 2024, with respect to Submission No. 3 of our Draft Registration Statement on Form S-1, confidentially submitted with the Commission on February 14, 2023. Contemporaneously herewith, we are confidentially submitting Submission No. 4 of such Draft Registration Statement on Form S-1 (“Submission No. 4” or the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Submission No. 4 unless otherwise specified. Capitalized terms used herein without definition have the meanings ascribed to them in Submission No. 4.

We advise the Staff that, in preparing the disclosure included in Submission No. 4, we have assumed that the May 2024 Acquisitions, together with the Credit Agreement Amendment and the additional borrowings under our credit facility to fund such acquisitions, have been consummated, as we currently contemplate that such transactions will be completed during May 2024, and that, at the time we proceed with the offering, such transactions will have been consummated.

We further advise the Staff that we have determined that the filing of historical and pro forma financial statements related to the Speed Ranch Acquisition and the Lea County Ranches Acquisition is not required under Rule 3-05 (“Rule 3-05”) and Article 11 (“Article 11”) of Regulation S-K under the Securities Act of 1933, as amended, as such acquisitions involved only the acquisition of surface acreage with no revenue generating activities being acquired. The acquisition of the East Stateline Acreage, on the other hand, constitutes the acquisition of a business that is significant at the greater than 40% level. Accordingly, we have included historical financial statements of such business pursuant to Rule 3-05 for the years ended

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May 6, 2024

December 31, 2023 and 2022, as well as pro forma financial statements of our predecessor pursuant to Article 11 after giving effect to the East Stateline Acquisition.

Draft Registration Statement on Form S-1 Submission No. 4

Organizational Structure, page 25

1.

We note your revised disclosures and response to prior comment 4. As previously stated, please confirm that all information regarding your reorganization, including the approximate anticipated ownership split, will be provided pre-effectively, and revise your disclosures as appropriate, including by expanding your summary to add balancing disclosures to state the amount of NDB Parent’s estimated equity interest in OpCo and to further describe the control that NDB Parent will have and the conflicts of interest.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 28 and 29 of the Registration Statement to describe the extent of LandBridge Holdings’ control and economic ownership. LandBridge Holdings will be formed and will acquire NDB Parent’s interest in OpCo and us in accordance with our Corporate Reorganization. In addition, we further confirm that all information regarding our reorganization, including the approximate anticipated ownership split, will be provided pre-effectively. We believe that such disclosure, together with the following sections and risk factors, which we have described on pages 32, 26, 168, 189, 77, 70, 72, and 80 of the Registration Statement, address the control that LandBridge Holdings will have and the related conflicts of interest:

“Summary—Controlled Company Status,”

“Summary—Conflicts of Interest,”

“Management—Status as a Controlled Company,”

“Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Transactions with Related Persons,”

“Risk Factors—Risks Related to this Offering and Our Class A Shares—We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements,”

“Risk Factors—Risks Related to this Offering and Our Class A Shares—LandBridge Holdings has the ability to direct the voting of a majority of our common shares and control certain decisions with respect to our management and business, including certain consent rights and the right to designate more than a majority of the members of our board as long as it and its affiliates beneficially own at least 40% of our outstanding common shares, as well as lesser director designation rights as long as it and its affiliates beneficially own less than 40% but at least 10% of our outstanding common shares. LandBridge Holdings’ interests may conflict with those of our other shareholders,”

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May 6, 2024

“Risk Factors—Risks Related to this Offering and Our Class A Shares—LandBridge Holdings, Five Point and WaterBridge, as well as their affiliates, are not limited in their ability to compete with us, and may benefit from opportunities that might otherwise be available to us” and

“Risk Factors—Risks Related to this Offering and Our Class A Shares—There are certain provisions in our Operating Agreement regarding fiduciary duties of our directors, exculpation and indemnification of our officers and directors and the approval of conflicted transactions that differ from the DGCL in a manner that may be less protective of the interests of our public shareholders and restricts the remedies available to shareholders for actions taken by our officers and directors that might otherwise constitute breaches of fiduciary duties.”

Risk Factors

Our Proved Undeveloped Reserves, page 46

2.

The figures for the total proved reserves of 2,425 MBoe and the percentage of proved developed reserves of 66.1% as of September 30, 2023 appear to be inconsistent with the comparable figures for total proved reserves and the percentage calculated using the proved developed reserves disclosed elsewhere on pages 155 and F-39. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 51 of the Registration Statement accordingly.

Risk Factors

Our customers’ operations on our land may be exposed. . ., page 58

3.

We acknowledge your revised disclosures in response to prior comment 8. Please also revise the heading of this risk factor to explain the risk that you may be subject to strict, joint and several liability for spills or contamination on your properties, even if you do not have any control over the relevant activities on your properties.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 63 of the Registration Statement accordingly.

Industry

Hydrocarbon Value Chain, page 112

4.

We have read your response to prior comment 6 and note your revised presentation of the “identified well locations” according to NSAI as of September 25, 2023; however, these locations are presented as “Development Locations” in the table on page 112 and in the sentence prefacing the table. If all of these identified locations cannot be classified

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May 6, 2024

as development wells pursuant to the meaning in Rule 4-10(a)(9) of Regulation S-X, please revise to remove the term development.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 115 of the Registration Statement accordingly.

Customers; Material Contracts and Marketing, page 141

5.

We note your revised disclosures and response to prior comment 8. Please expand your disclosures with respect to each type of agreement to further describe the economic terms for each type of agreement. For example, we note your reference to posted UL prices and that you state you use such prices for reference in establishing your own prices. Please expand your discussion of how your prices relate to the UL prices you disclose. We also note, for example, that you state that your SURAs and SUAs generally provide for automatic annual increases in royalties that are tied to the CPI or are negotiated on a case-by-case basis, and that your resource royalty agreements involve fees that are negotiated on a case-by-case basis. Revise to provide additional information, such as by using royalty ranges, or explaining when agreements may deviate from having royalties tied to the CPI, to provide investors with additional context regarding the economic terms of your material agreements.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 145 through 148 of the Registration Statement accordingly. We advise the Staff further that, because such revised disclosure includes ranges of our actual realized royalty and land usage rates, our prior disclosure relating to UL prices has been removed from the Registration Statement.

Executive Compensation, page 167

6.

We note your revised disclosures, including that you deleted the name of one of your named executive officers, even though you state that you are required to disclose the compensation for your principal executive officer and two most highly compensated executive officers. Please revise to update this section for the 2023 compensation for each of your named executive officers, or otherwise explain.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 172 and 173 of the Registration Statement accordingly.

Index to Financial Statements

LandBridge Company LLC , page F-1

7.	Please amend your filing to update your financial statements and other financial information in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page F-1 of the Registration Statement to update our financial statements and other financial information in accordance with Rule 8-08 of Regulation S-X.

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May 6, 2024

Notes to the Consolidated Financial Statements

14. Supplemental Oil and Gas Information (Unaudited)

Analysis of Changes in Proved Reserves, page F-29

8.

We note the revised NGL production and total production for the nine months ended September 30, 2023; however, the net proved reserves reconciliation on page F-39 incorrectly shows total production for the first nine months of 2023 as a positive value. Please revise this volume to a negative value.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page F-41 of the Registration Statement accordingly.

Exhibits

9.

We note the consent previously filed as Exhibit 23.4 from W.D. Von Gonten, regarding the reports dated December 31, 2022 and September 30, 2023, has been removed. Please revise your disclosure to ensure that you have satisfied all of the applicable requirements for third party consents or tell us why a revision is not needed.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we will file the consent of W.D. Von Gonten as an exhibit in a future amendment to the Registration Statement.

10.

We have reviewed the revised disclosures in Exhibits 99.2 and 99.3 and note additional and associated disclosure issues. Please obtain and file revised reserve reports to address the following points as part of the primary economic assumptions that are required to be disclosed pursuant to Item 1202(a)(8)(v) of Regulation S-K:

•	The average benchmark prices for oil and gas are incorrectly labeled as “average realized prices.” “Average realized prices” are the average prices after the adjustment for price differentials.

•

The reports indicate that operating expenses and capital costs were considered as part of the evaluation to “establish economic producibility,” but the discussion does not additionally clarify that since the Company’s ownership interests consist of only mineral/royalty interests, these costs are not paid by the Company, and therefore are not deducted from the estimated future cash flows.

•

The reports indicate that abandonment costs were considered as part of the evaluation, but the discussion does not additionally clarify that since the Company’s ownership interests consist of only mineral/royalty interests, these costs are not paid by the Company, and therefore are not deducted from the estimated future cash flows. Also, please note that abandonment costs are incurred after the economic limit is reached, and therefore are not considered in

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May 6, 2024

establishing the “economic producibility.” Please revise the disclosure accordingly.

•

We also note the disclosure under the section “Projections” on page 2 of the reports appears to include a reference to additional supplemental information, e.g. “attached reserves and revenue projections.” The reports as filed do not appear to include any separate attachments. Please obtain and file revised reports to include the referenced supplemental information. Alternatively, remove this reference if you do not intend to include this supplemental information.

RESPONSE: We acknowledge the Staff’s comment and have included revised reserves reports prepared by Von Gonten as Exhibit 99.2 and Exhibit 99.3.

* * * * *

Securities and Exchange Commission

May 6, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

LANDBRIDGE COMPANY LLC

By:	/s/ Jason Long
Name:	Jason Long
Title:	Chief Executive Officer

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.